Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-10764

OFFERING CIRCULAR SUPPLEMENT NO. 2

Date of Original Offering Circular: May 4, 2018

November 6, 2019

Multi-Housing Income REIT, Inc.

9050 North Capital of Texas Highway

Suite 320

Austin, TX 78759

UpsideAvenue.com

(512) 872-2898

This document (the “Supplement”) supplements the Offering Circular of Multi-Housing Income REIT, Inc. (the “Company”) dated May 4, 2018 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

The Company has invested in the entity described below (the “Project Entity”).

Name of Project Entity	Capital on 28th Apartments
Type of Entity	Limited Partnership
State of Formation	Texas
Address of Project Entity	9050 North Capital of Texas Highway Suite 320 Austin, TX 78759
Description of Project Entity’s Real Estate Project	● Multifamily property ● 223 units ● Currently 91.9% occupied (as of 12/19) ● Rental range: $679 -$908
Location of Project	215 Northeast 28th Street Oklahoma City, OK 73105
Purchase Price	$19,700,000
Total Project Cost	$21,442,000
Proposed Financing (Subject to Change and Satisfaction of Contingencies)	● $15,607,000 first mortgage loan ● 10 year term/30 year amortization ● 4.83% Interest Rate ● .75% commitment fee ● Guaranteed ● Prepayment penalty present
Nature of Company’s Interest in Project Entity	Partnership Interest
Amount of Actual or Anticipated Investment	$210,000.00
Fees and Compensation to Sponsor	Acquisition, Asset Management, Disposition
Distributions to Sponsor	Preferred return up to 15% IRR and promoted interest thereafter